Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Cascades reports third quarter results
November 12, 2010 — Kingsey Falls, Quebec — Cascades Inc. (CAS on the Toronto stock exchange), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces its financial results for the three months ended September 30, 2010.
(All amounts in this press release are in Canadian dollars unless otherwise indicated.)
Third quarter highlights
•	Net earnings per share excluding specific items of $0.29 compared to $0.22 in the previous quarter and $0.36 in the same period of last year. Including specific items, net earnings per share of $0.31 compared to $0.22 in the previous quarter and $0.35 in the corresponding period of last year.

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $115 million, up 7% in comparison to Q2 2010. EBITDA excluding specific items amounted to $127 million in the third quarter of 2009.

•	Cash flow from operations (adjusted) of $82 million compared to $71 million in the second quarter of 2010 and $94 million in the same period of last year.

•	Net debt down $37 million and $54 million in comparison to the previous period and to the third quarter of last year respectively. Debt-to-capitalization ratio at its lowest level in 6 years.

•	Total shipments up 5% compared to the third quarter of 2009 (excluding the impact of acquisitions).

•	Highest quarterly EBITDA of containerboard operations since 2006.
Financial Summary

Selected consolidated information
(in millions of Canadian dollars, except amounts per share)	Q3/2010	Q3/2009	Q2/2010

Sales	1,028	974	998
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	115	127	107
Operating income	62	74	56
Net earnings attributable to shareholders for the period	28	35	21
per common share	$0.29	$0.36	$0.22
Cash flow from operations (adjusted)	83	95	71
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	111	129	101
Operating income	58	76	50
Net earnings attributable to shareholders for the period	30	34	21
per common share	$0.31	$0.35	$0.22
Cash flow from operations (adjusted) [1]	82	94	71

Note 1 — see the supplemental information on non-GAAP measures.

Commenting on the third quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “As anticipated, our results continued to recover sequentially after hitting a soft patch in the first three months of the year. Demand remained solid, in line with the usual seasonality and a moderate and uncertain economic recovery. Our North American and European packaging operations benefited from selling price increases implemented during or prior to the third quarter. Of particular note is the fact that our containerboard segment posted its highest quarterly EBITDA since we acquired the full ownership of Norampac in 2006. This achievement is significant considering that the Canadian dollar was around 88 U.S. cents and recycled fibre costs were more than 30% lower in 2006.
In our tissue operations, as a result of very competitive retail markets, we were unable to fully offset the cost inflation through better selling prices. However, all in all, given our diversified business mix and the numerous restructuring measures realized over the years, I am pleased that Cascades continues to generate good net earnings and free cash flow to pay down debt despite high recycled fibre costs and a strong Canadian dollar.”
Results analysis for the three-month period ended Sept 30, 2010 (compared to the previous year)
In comparison with the same period last year, sales rose by 6% to $1,028 million resulting from higher selling prices, business acquisitions and a 5% increase in shipments (excluding the impact of the acquisition of the tissue assets of Atlantic Packaging). This was partly offset by the 6% appreciation of the Canadian dollar.
The operating income excluding specific items amounted to $62 million compared to $74 million in Q3 2009. Improved volumes and selling prices were more than offset by the rise of raw material costs and the Canadian dollar. When including specific items, operating income amounted to $58 million in comparison to $76 million in the same period of last year. The improved results in our containerboard segment were more than offset by a lower operating income in our tissue and corporate segments.
Net earnings excluding specific items amounted to $28 million ($0.29 per share) in the third quarter of 2010 compared to $35 million ($0.36 per share) for the same period of last year. Including specific items, net earnings amounted to $30 million ($0.31 per share) compared to $34 million ($0.35 per share) for the same quarter in 2009. Net earnings of the third quarter of 2010 include a $3 million favorable adjustment for income tax provisions of prior periods.
As a result of the appreciation of the Canadian dollar and free cash flow generation, net debt decreased by $37 million compared to June 30th 2010 and by $54 million year-over-year.
In the third quarter of 2010, these specific items impacted our operating income and/or net earnings (before tax):
•	$4 million in unrealized loss on financial instruments (impact on operating income and net earnings);

•	$2 million gain on disposal and others (impact on operating income and net earnings);

•	$1 million impairment loss (impact on operating income and net earnings);

•	$1 million in closure and restructuring costs (impact on operating income and net earnings);

•	$9 million gain resulting mainly from our share of the gain realized by Boralex following its acquisition of Boralex Power Income Fund (impact on net earnings).

•	$4 million foreign exchange loss on long-term debt and financial instruments (impact on net earnings).
For further details, see the two following tables on GAAP and non-GAAP measures reconciliation.
Results analysis for the three-month period ended Sept 30, 2010 (compared to the previous quarter)
In comparison to the previous quarter, sales, operating income as well as net earnings improved mostly due to higher selling prices. Total shipments remained relatively stable mainly as a result of lower seasonal demand in our boxboard operations and raw material costs continued to negatively impact profitability.
Fourth quarter outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the fourth quarter, despite selling price inflation in some of our sectors, we expect a sequential decrease in profitability as a result of lower volumes due to normal seasonality and planned maintenance downtimes. In addition, recycled fibre costs and the Canadian dollar have recently begun to trend up and might remain higher than in the previous quarter until the end of the year.”
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid December 17, 2010 to shareholders of record at the close of business on December 3, 2010. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the third quarter of 2010, in accordance with its normal course issuer bid program, Cascades purchased for cancellation 70,000 shares at an average price of $6.28 representing an aggregate amount of approximately $0.4 million. After nine months in 2010, Cascades purchased for cancellation 633,181 shares at an average price of $7.18 representing an aggregate amount of approximately $4.5 million
Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.
Net earnings attributable , which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3/2010	Q3/2009	Q2/2010

Net earnings attributable to shareholders for the period	30	34	21
Non-controlling interest	—	—	1
Share of results of significantly influenced companies	(11)	(3)	—
Provision for income taxes	8	17	7
Foreign exchange loss (gain) on long-term debt and financial instruments	4	3	(6)
Financing expense	27	25	27

Operating income	58	76	50
Specific items :
Gain on disposal and others	(2)	—	—
Impairment loss	1	1	—
Closure and restructuring costs	1	5	—
Unrealized loss (gain) on financial instruments	4	(8)	6

	4	(2)	6

Operating income — excluding specific items	62	74	56

Depreciation and amortization	53	53	51

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	115	127	107

The following table reconciles net earnings attributable to shareholders for the period and net earnings per share attributable to shareholders for the period to net earnings attributable to shareholders for the period excluding specific items and net earnings per share attributable to shareholders for the period excluding specific items:

	Net earnings (loss) attributable to			Net earnings (loss) per share
(in millions of Canadian dollars, except amounts per share)	shareholders for the period			attributable to shareholders for the period[1]
	Q3/2010	Q3/2009	Q2/2010	Q3/2010	Q3/2009	Q2/2010

As per GAAP	30	34	21	$0.31	$0.35	$0.22
Specific items :
Gain on disposal and others	(2)	—	—	$(0.01)	$—	$—
Impairment loss	1	1	—	$0.01	$0.01	$—
Closure and restructuring costs	1	5	—	$0.01	$0.03	$—
Unrealized loss (gain) financial instruments	4	(8)	6	$0.04	$(0.06)	$0.05
Foreign exchange loss (gain) on long-term debt and financial instruments	4	3	(6)	$0.03	$0.03	$(0.05)
Share of results of significantly influenced companies	(9)	—	—	$(0.10)	$—	$—
Tax effect on specific items	(1)	—	—

	(2)	1	—	$(0.02)	$0.01	$—

Excluding specific items	28	35	21	$0.29	$0.36	$0.22

Note 1 — specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow provided by operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q3/2010	Q3/2009	Q2/2010

Cash flow provided by operating activities	73	117	22
Changes in non-cash working capital components	9	(23)	49

Cash flow (adjusted) from operations	82	94	71
Specific item :
Closure and restructuring costs, net of current income tax	1	1	—

Excluding specific items	83	95	71
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at	As at
	September	December 31,
	30, 2010	2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	21	19
Accounts receivable	633	543
Inventories	533	520

	1,187	1,082
Property, plant and equipment	1,843	1,912
Intangible assets	152	165
Other assets	353	317
Goodwill	316	316

	3,851	3,792

Liabilities and Equity

Current liabilities
Bank loans and advances	79	83
Accounts payable and accrued liabilities	567	505
Current portion of long-term debt	11	10

	657	598
Long-term debt	1,447	1,459
Other liabilities	418	410

	2,552	2,467

Commitments and Contingencies
Equity attributable to the Shareholders
Capital stock	496	499
Contributed surplus	14	14
Retained earnings	739	700
Accumulated other comprehensive income	58	91

	1,307	1,304
Non-controlling interest	22	21

Total equity	1,329	1,325

	3,851	3,792

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Sales	1,028	974	2,968	2,925
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	814	752	2,371	2,254
Depreciation and amortization	53	53	159	162
Selling and administrative expenses	99	93	298	309
Loss (gain) on disposal and others	(2)	—	(2)	1
Impairment and other restructuring costs	2	6	2	14
Loss (gain) on financial instruments	4	(6)	5	(15)

	970	898	2,833	2,725

Operating income	58	76	135	200

Financing expense	27	25	82	77
Loss on refinancing of long-term debt	—	—	3	—
Gain on purchases of senior notes	—	—	—	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	4	3	(1)	8

	27	48	51	129

Provision for income taxes	8	17	12	39
Share of results of significantly influenced companies	(11)	(3)	(13)	(10)

Net earnings including non-controlling interest for the period	30	34	52	100
Non-controlling interest	—	—	1	(1)

Net earnings attributable to Shareholders for the period	30	34	51	101

Net earnings from continuing operations per common share
Basic	$0.31	$0.35	$0.53	$1.03

Diluted	$0.30	$0.34	$0.52	$1.02

Weighted average number of common shares outstanding	96,645,061	97,430,683	96,874,069	97,781,928

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Equity (in millions of Canadian dollars) (unaudited)

	For the 9-month period ended September 30, 2010
				Accumulated	Total equity
				other	attributable	Non-
		Contributed	Retained	comprehensive	to the	controlling
	Capital stock	surplus	earnings	income	shareholders	interest	Total equity

Balance — Beginning of period	499	14	700	91	1,304	21	1,325
Comprehensive income (loss):
Net earnings for the period	—	—	51	—	51	1	52
Change in other comprehensive income (loss)	—	—	—	(33)	(33)	—	(33)

Comprehensive income (loss) for the period					18	1	19

Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance — End of period	496	14	739	58	1,307	22	1,329

	For the 9-month period ended September 30, 2009
				Accumulated	Total equity
				other	attributable	Non-
		Contributed	Retained	Comprehensive	to the	controlling
	Capital stock	surplus	earnings	income	Shareholders	interest	Total equity

Balance — Beginning of period	506	9	656	85	1,256	22	1,278
Comprehensive income:
Net earnings (loss) for the period	—	—	101	—	101	(1)	100
Change in other comprehensive income (loss)	—	—	—	(8)	(8)	—	(8)

Comprehensive income (loss) for the period					93	(1)	92

Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(6)	3	—	—	(3)	—	(3)

Balance — End of period	500	13	745	77	1,335	21	1,356

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2010	2009	2010	2009

Net earnings including non-controlling interest for the period	30	34	52	100

Other comprehensive income (loss)
Translation adjustments
Foreign currency translation of self-sustaining foreign	(6)	(61)	(21)	(105)
Change in foreign currency translation related to hedging	17	48	9	73
Income taxes	(3)	(7)	(2)	(10)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	3	23	1	52
Change in fair value of interest rate swaps	—	—	(3)	—
Change in fair value of commodity derivative financial instruments	(13)	(1)	(24)	(1)
Income taxes	2	(7)	7	(17)

	—	(5)	(33)	(8)

Comprehensive income (loss) including non-controlling interest for the period	30	29	19	92

Less: Comprehensive income (loss) attributable to non-controlling interest	—	—	1	(1)

Comprehensive income (loss) attributable to Shareholders	30	29	18	93

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 9-month periods
	2010	2009	2010	2009
			(restated — note 1a)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings attributable to Shareholders for the period	30	34	51	101
Adjustments for
Depreciation and amortization	53	53	159	162
Loss (gain) on disposal and others	(2)	—	(2)	1
Impairment and other restructuring costs	1	5	1	8
Unrealized loss (gain) on financial instruments	4	(8)	6	(22)
Gain on purchases of senior notes	—	—	—	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	4	3	(1)	8
Future income taxes	4	12	(8)	11
Share of results of significantly influenced companies	(11)	(3)	(13)	(10)
Non-controlling interest	—	—	1	(1)
Others	(1)	(2)	(3)	(1)

	82	94	191	243
Change in non-cash working capital components	(9)	23	(62)	23

	73	117	129	266

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(25)	(52)	(81)	(122)
Increase in other assets	(16)	(1)	(27)	(9)
Business acquisitions	—	(61)	(3)	(64)

	(41)	(114)	(111)	(195)

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(2)	(3)	(2)	(22)
Change in revolving credit facilities	(26)	14	175	(31)
Purchases of senior notes	—	—	(165)	(18)
Change in other long-term debt	—	2	—	27
Payments of other long-term debt	(1)	(3)	(6)	(8)
Early settlement of foreign exchange contracts	—	—	—	8
Redemption of common shares	—	(1)	(4)	(3)
Dividends	(4)	(4)	(12)	(12)

	(33)	5	(14)	(59)

Change in cash and cash equivalents during the period from continuing operations	(1)	8	4	12
Change in cash and cash equivalents from discontinued operations	—	—	(2)	(3)

Net change in cash and cash equivalents during the period	(1)	8	2	9
Translation adjustments on cash and cash equivalents	—	—	—	—
Cash and cash equivalents — Beginning of period	22	12	19	11

Cash and cash equivalents — End of period	21	20	21	20

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Selected Segmented Information (in millions of Canadian dollars) (unaudited)
As at June 30, 2010, the Company has modified its segmented information disclosure for its Specialty Products segments in order to reflect how management analyses this information. The Specialty Products segment is divided into four subsectors: Industrial packaging, Consumer packaging, Specialty papers and Recovery and recycling. The Company has reclassified comparative figures to conform to the presentation adopted.

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Sales
Packaging products
Boxboard
Manufacturing	181	170	538	528
Converting	160	170	475	532
Intersegment sales	(22)	(19)	(65)	(67)

	319	321	948	993

Containerboard
Manufacturing	155	132	437	393
Converting	227	222	638	652
Intersegment sales	(90)	(82)	(257)	(235)

	292	272	818	810

Specialty products
Industrial packaging	51	45	146	137
Consumer packaging	20	21	58	62
Specialty papers	74	78	230	239
Recovery and recycling	77	53	228	137
Intersegment sales	(2)	(2)	(7)	(6)

	220	195	655	569

Intersegment sales	(28)	(17)	(85)	(45)

	803	771	2,336	2,327

Tissue papers
Manufacturing and converting	227	210	645	628

Intersegment sales and other	(2)	(7)	(13)	(30)

Total	1,028	974	2,968	2,925

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2010	2009	2010	2009

Operating income (loss) before depreciation and amortization

Packaging products
Boxboard
Manufacturing	2	8	24	33
Converting	18	14	50	42
Others	(2)	—	(4)	(2)

	18	22	70	73

Containerboard
Manufacturing	29	20	54	81
Converting	24	22	71	40
Others	—	—	(3)	(5)

	53	42	122	116

Specialty products
Industrial packaging	7	5	20	15
Consumer packaging	2	3	5	9
Specialty papers	5	9	15	29
Recovery and recycling	7	4	19	4
Others	—	—	—	(1)

	21	21	59	56

	92	85	251	245
Tissue papers
Manufacturing and converting	25	38	67	119

Corporate	(6)	6	(24)	(2)

Operating income before depreciation and amortization	111	129	294	362

Depreciation and amortization
Boxboard	(15)	(19)	(44)	(57)
Containerboard	(18)	(16)	(54)	(48)
Specialty products	(8)	(8)	(26)	(25)
Tissue papers	(11)	(9)	(31)	(27)
Corporate and eliminations	(1)	(1)	(4)	(5)

	(53)	(53)	(159)	(162)

Operating income	58	76	135	200

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2010	2009	2010	2009

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	5	7	11	20
Converting	4	10	10	23

	9	17	21	43
Containerboard
Manufacturing	—	3	10	10
Converting	4	3	12	7

	4	6	22	17
Specialty products
Industrial packaging	1	—	1	1
Consumer packaging	2	1	4	2
Specialty papers	2	3	5	6
Recovery and recycling	1	2	3	14

	6	6	13	23

	19	29	56	83
Tissue papers
Manufacturing and converting	12	13	23	28

Corporate	8	11	14	13

Total purchases	39	53	93	124

Disposal of property, plant and equipment	(4)	(2)	(7)	(5)
Acquisition under capital-lease agreement	(4)	—	(4)	—

	31	51	82	119

Purchases of property, plant and equipment included in accounts payable
Beginning of period	8	12	13	14
End of period	(14)	(11)	(14)	(11)

Total investing activities	25	52	81	122

For further information:
Media	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697